SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               AZONIC CORPORATION
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                                (Name of Issuer)


                                     COMMON
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                         (Title of Class of Securities)



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                                 (CUSIP Number)


                          INFINITY CAPITAL GROUP, INC.
                             7 Dey Street, Suite 900
                               New York, NY 10007
                               Phone: 212-962-4400
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 23, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Infinity Capital Group, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*


Principal Shareholders
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA - Colorado
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               7    SOLE VOTING POWER

  NUMBER OF
                   22,300,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    22,300,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,300,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


??%
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14   TYPE OF REPORTING PERSON*


CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Item 1.  Security and Issuer.

Common Stock of Azonic Corporation, Nevada Corporation

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Item 2. Identity and Background.

Identity Not applicable - Reference is made to Form 13d filed 7/20/04 to which this is an amendment. This amendment reports a purchase of 4,800,000 shares from L&M Specialties, Inc. by Infinity Capital Group, Inc. pursuant to a Settle-ment Agreement between L&M and Infinity.
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Item 3.  Source and Amount of Funds or Other Consideration.


Total funds for share purchase were 125,000 at closing and 4 deferred payments of $12,500 for a total of 175,000. The funds were from personal funds of principals and investors in Infinity Capital Group, Inc.

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Item 4.  Purpose of Transaction.

The Reporting Person acquired the securities in order to resolve a financial dispute with another shareholder of the Company. There are no plans or proposals known to the Reporting Person, as of date hereof, other than as contained in the Settlement Agreement, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except for the instant transaction, except that reporting person is seeking an acquisition.

     (b) Any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, other than the potential acquisition of assets or a Company in a separate transaction;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries; none

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company; except that Reporting Person intends to implement a reverse split of the issued and outstanding common stock;

     (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4); or

     (j)        Any action similar to any of those enumerated above.


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Item 5.  Interest in Securities of the Issuer.

     (a)       Aggregate number of shares owned:                22,300,00
               Percent of outstanding shares owned:             92.9%

               Aggregate number of options owned:               0
               Percent of outstanding options owned:            0&

     (b)       Sole power of voting for Reporting Person:       22,300,000

     (c)       Transactions in securities in the past
               60 days for Reporting Person:                    None

     (d) No other person is known to have power to direct receipt of dividends from or proceeds from sale of such securities.

     (e)       Not Applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Settlement Agreement with L&M provides for the holding of 1 million shares as collateral for the balance of $50,000 due and further provides that L&M shall retain 500,000 shares which it may sell into the market under certain conditions, and it contains certain antidilution provisions for a limited period.

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Item 7. Material to be Filed as Exhibits.


10.2    Settlement Agreement
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

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        September 3, 2004
                                        ----------------------------------------
                                                         (Date)

                                        INFINITY CAPITAL GROUP, INC.


                                        By: /s/ Greg Laborde
                                           -------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).